UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Eros STX Global Corporation

(Name of Issuer)

A ordinary shares, par value GBP 0.30 per share

(Title of Class of Securities)

G3788M114

(CUSIP Number)

Michael LaGatta

TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3788M114	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 37,571,282 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 37,571,282 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,571,282 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation is based on 357,230,123 A Ordinary Shares (as defined below) outstanding as of December 28, 2020, as reported in the Prospectus filed by the Issuer (as defined below) with the Securities and Exchange Commission (the “Commission”) on December 28, 2020.

CUSIP No. G3788M114	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 37,571,282 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 37,571,282 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,571,282 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation is based on 357,230,123 A Ordinary Shares outstanding as of December 28, 2020, as reported in the Prospectus filed by the Issuer with the Commission on December 28, 2020.

CUSIP No. G3788M114	SCHEDULE 13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 37,571,282 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 37,571,282 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,571,282 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation is based on 357,230,123 A Ordinary Shares outstanding as of December 28, 2020, as reported in the Prospectus filed by the Issuer with the Commission on December 28, 2020.

This Amendment No. 7 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on December 29, 2020, as amended and supplemented by Amendment No. 1 filed on January 27, 2021, Amendment No. 2 filed on February 9, 2021, Amendment No. 3 filed on February 17, 2021, Amendment No. 4 filed on February 24, 2021, Amendment No. 5 filed on March 3, 2021 and Amendment No. 6 filed on March 8, 2021 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

This Amendment amends and restates the second paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below:

“Group Advisors is the sole member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of each of (i) TPG Growth GenPar IV Advisors, LLC, a Delaware limited liability company, and (ii) TPG Star Genpar Advisors, LLC, a Delaware limited liability company. TPG Growth GenPar IV Advisors, LLC is the general partner of TPG Growth GenPar IV, L.P., a Delaware limited partnership, which is the general partner of TPG Growth IV Oscars, L.P., a Delaware limited partnership (“TPG Growth IV Oscars”), which directly holds 28,480,890 A Ordinary Shares. TPG Star Genpar Advisors, LLC is the general partner of TPG STAR GenPar, L.P., a Delaware limited partnership, which is the general partner of TPG STAR, L.P., a Delaware limited partnership (“TPG STAR” and, together with TPG Growth IV Oscars, the “TPG Funds”), which directly holds 9,090,392 A Ordinary Shares.”

Item 4. Purpose of Transaction.

This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following after the fourth paragraph under the title “Registration Rights and Investors’ Rights Agreement”:

“On March 8, 2021, the TPG Funds sold an aggregate of 2,000,000 A Ordinary Shares in open market sales at a weighted average price per share of $2.0093 in multiple transactions at prices ranging from $1.97 to $2.065, inclusive. On March 9, 2021, the TPG Funds sold an aggregate of 2,000,000 A Ordinary Shares in open market sales at a weighted average price per share of $2.0548 in multiple transactions at prices ranging from $2.00 to $2.14, inclusive. On March 10, 2021, the TPG Funds sold an aggregate of 600,000 A Ordinary Shares in open market sales at a weighted average price per share of $2.0021 in multiple transactions at prices ranging from $1.97 to $2.05, inclusive.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the second paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(a)-(b) The following sentence is based on 357,230,123 A Ordinary Shares outstanding as of December 28, 2020, as reported in the Prospectus filed by the Issuer with the Commission on December 28, 2020. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 37,571,282 A Ordinary Shares, which constitutes approximately 10.5% of the outstanding A Ordinary Shares.”

Page 5 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2021

TPG Group Holdings (SBS) Advisors, Inc.

By: Name: Title:	/s/ Michael LaGatta Michael LaGatta Vice President

David Bonderman

By: Name:	/s/ Gerald Neugebauer Gerald Neugebauer on behalf of David Bonderman (1)

James G. Coulter

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer on behalf of James G. Coulter (2)

(1) Gerald Neugebauer is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Bonderman on March 6, 2020 (SEC File No. 001-38156).

(2) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on March 6, 2020 (SEC File No. 001-38156).

Page 6 of 7 Pages

INDEX TO EXHIBITS

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (incorporated by reference to Exhibit 1 to Schedule 13G filed with the Commission on February 14, 2011 by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter).

2.	Registration Rights Agreement, dated as of July 30, 2020, by and among the Issuer the parties set forth in Schedules 1 and 2 thereto (incorporated by reference to Exhibit 10.3 to the Current Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the Commission on August 4, 2020).

3.	Investors’ Rights Agreement, dated as of July 30, 2020, by and among the Issuer, Eros Founder Group and the Other Parties Named Therein (incorporated by reference to Exhibit 10.1 to the Current Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the Commission on August 4, 2020).

4.	Amendment No. 1 to the Investors’ Rights Agreement, dated as of July 30, 2020, by and among the Issuer and the Required Investors (as defined therein) (incorporated by reference to Exhibit 10.2 to the Current Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the Commission on August 4, 2020).

Page 7 of 7 Pages